Exhibit 99.1

IESI-BFC Ltd. — MD&A for the three months ended March 31, 2011

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in the forward-looking statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A commencing on page 35.

The list of factors is illustrative and by no means exhaustive.  All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry remains fragmented, even after undergoing significant consolidation and integration in both Canada and the United States (“U.S.”).  We believe that this consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to cost pressures caused by landfill closures brought about by regulatory changes, stringent environmental regulation and enforcement, and higher compliance and capital costs.

Corporate Overview

As North America’s third largest full-service waste management company, we provide non-hazardous solid waste (“waste”) collection and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, operate under the IESI and WSI brands and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia.  Combined, our U.S. businesses operate 22 landfills, 45 transfer collection stations, 22 material recovery facilities (“MRFs”), two landfill gas to energy facilities, and one transportation operation.

Our Canadian business operates under the BFI Canada and WSI brand names.  We believe we are one of Canada’s two largest waste management companies providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  Our Canadian business also provides disposal services in the province of Saskatchewan.  Our Canadian business owns or operates eight landfills, 16 transfer collection stations, 20 MRFs, and one landfill gas to energy facility.

On July 2, 2010, we completed our acquisition of Waste Services, Inc. (“WSI”).  WSI’s Canadian operations are included in our Canadian segment, while their Florida operations are included in our U.S. south segment.  WSI’s operating results have been included with our own since the date of acquisition.  We have, however, presented gross revenues by service type, price, volume and acquisition on a comparable basis as if WSI’s operating results were combined with ours in the current and previously comparable quarter.  In addition, we have elected to exclude corporate allocated costs from the operating results of our reportable segments.  Accordingly, expenses specific to corporate activities have been presented separately from our reporting segments for each current and comparative period presented.

Readers are reminded that as we complete the integration and consolidation of our operations with WSI’s certain transfer collection stations or MRFs may be subject to consolidation and this consolidation may further reduce the number of facilities we operate in the future, all else equal.

WSI Acquisition

On November 11, 2009, we executed an Agreement and Plan of Merger (the “Agreement”) with WSI which we closed on July 2, 2010.  We executed the transaction pursuant to our strategy of growth through acquisition and believe that the acquisition affords us the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines.

Please refer to the Financial Condition — Disclosure of outstanding share capital and Liquidity and Capital Resources sections of this MD&A for additional details specific to the impact this acquisition had on our share capital and long-term debt arrangements.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the three months ended March 31, 2011 and has been prepared with all available information up to and including April 28, 2011.  All amounts are reported in U.S. dollars, unless otherwise stated, and have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  This discussion should be read in conjunction with our consolidated financial statements (“financial statements”), including notes thereto, and MD&A for the three months ended March 31, 2010 and year ended December 31, 2010, respectively, both of which are filed on www.sec.gov and www.sedar.com.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial information with our peers and to reduce foreign currency fluctuations in our reported amounts resulting from a significant portion of our assets, liabilities and operations residing in the U.S. which are transacted in U.S. dollars.   We remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  Our consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating our financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in our foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates included in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2011			2010
	Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income		Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$1.0054		$0.9708
March 31	$1.0290	$1.0142	$1.0142	$0.9846	$0.9607	$0.9607

FX Impact on Consolidated Annual Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended March 31, 2011.

				Three months ended
	March 31, 2010	March 31, 2011	March 31, 2011	March 31, 2011	March 31, 2011
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$264,042	$149,737	$413,779	$9,071	$422,850
Operating expenses	151,069	90,849	241,918	4,887	246,805
Selling, general and administration (“SG&A”)	39,791	17,347	57,138	1,469	58,607
Restructuring expenses	—	802	802	45	847
Amortization	39,517	22,024	61,541	1,278	62,819
Net gain on sale of capital assets	(62)	(1,356)	(1,418)	(5)	(1,423)
Operating income	33,727	20,071	53,798	1,397	55,195
Interest on long-term debt	7,937	8,309	16,246	272	16,518
Net foreign exchange loss (gain)	30	(34)	(4)	1	(3)
Net gain on financial instruments	(542)	(1,350)	(1,892)	(34)	(1,926)
Other expenses	24	154	178	8	186
Income before net income tax expense and
net loss from equity accounted investee	26,278	12,992	39,270	1,150	40,420
Net income tax expense	9,543	7,365	16,908	410	17,318
Net loss from equity accounted investee	25	(21)	4	—	4
Net income	$16,710	$5,648	$22,358	$740	$23,098

Adjusted EBITDA(A)	$75,941	$44,157	$120,098	$2,999	$123,097
Adjusted operating income(A)	$36,486	$23,489	$59,975	$1,726	$61,701
Adjusted net income(A)(1)	$18,684	$8,378	$27,062	$1,037	$28,099
Free cash flow(B) (see page 10)	$41,860	$27,205	$69,065	$1,502	$70,567

Note:

(1)   Prior period amounts have been adjusted to reflect the current period’s presentation.

Review of Operations - For the three months ended March 31, 2011

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We conduct our business in the U.S. and Canada.  Accordingly, a portion of our operating results are denominated in Canadian dollars.  Please refer to the table above for additional details regarding the impact of FX on our comparative operating results.

Revenues

	Three months ended March 31
	2011	2010	Change

Total	$422,850	$264,042	$158,808

Canada	$171,920	$100,095	$71,825
U.S. south	$168,175	$87,800	$80,375
U.S. northeast	$82,755	$76,147	$6,608

Gross revenue by service type

(prepared on a reportable basis — excluding WSI’s operations in the previously comparable quarter)

The following table compares gross revenues, which include intercompany revenues, for the three months ended March 31, 2011 to the comparative period by service offering.  This table has been prepared on a “reportable basis”, which excludes WSI’s results for the previously comparable quarter.

	Three months ended March 31, 2011				Three months ended March 31, 2010
	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue

Commercial	$72,401	38.5	$79,852	27.9	$45,257	38.3	$48,287	25.6
Industrial	32,112	17.1	41,714	14.6	19,235	16.3	23,760	12.6
Residential	29,619	15.7	60,560	21.1	16,580	14.0	43,688	23.2
Transfer and disposal	44,596	23.7	87,374	30.5	29,730	25.1	62,596	33.2
Recycling and other	9,493	5.0	16,951	5.9	7,456	6.3	10,226	5.4
Gross revenues	$188,221	100.0	$286,451	100.0	$118,258	100.0	$188,557	100.0

Total collection	$143,625	76.3	$199,077	69.5	$88,528	74.9	$125,961	66.8
Transfer and disposal	44,596	23.7	87,374	30.5	29,730	25.1	62,596	33.2
Gross revenues	$188,221	100.0	$286,451	100.0	$118,258	100.0	$188,557	100.0

Gross revenue by service type

(prepared on a comparable basis — including WSI’s operations in the previously comparative quarter)

The following table compares gross revenues, which include intercompany revenues, for the three months ended March 31, 2011 to the comparative period by service offering.  This table has been prepared on a “comparable basis” as if WSI’s operations were combined with ours in the current and previously comparable quarter.

	Three months ended March 31, 2011				Three months ended March 31, 2010
	Canada - stated in thousands of Canadian dollars	Canada - percent- age of gross revenue	U.S.	U.S. - percent- age of gross revenue	Canada - stated in thousands of Canadian dollars (*)	Canada - percent- age of gross revenue	U.S. (*)	U.S. - percent- age of gross revenue

Commercial	$72,401	38.5	$79,852	27.9	$66,414	38.0	$72,521	28.7
Industrial	32,112	17.1	41,714	14.6	30,749	17.6	35,859	14.2
Residential	29,619	15.7	60,560	21.1	29,470	16.8	53,432	21.1
Transfer and disposal	44,596	23.7	87,374	30.5	40,884	23.4	76,986	30.4
Recycling and other	9,493	5.0	16,951	5.9	7,384	4.2	14,186	5.6
Gross revenues	$188,221	100.0	$286,451	100.0	$174,901	100.0	$252,984	100.0

Note:

(*)   Prior period amounts have been adjusted for divestitures and have been adjusted to conform to the current period’s presentation.

Gross revenue growth or decline components — expressed in percentages and excluding FX

(prepared on a comparable basis — 2011 only)

The table below has been prepared on a “comparable basis” as outlined above.  However, component percentages presented for 2010 have not been prepared on a comparable basis and accordingly do not include WSI’s results.

	Three months ended March 31, 2011		Three months ended March 31, 2010
	Canada	U.S.	Canada (**)	U.S. (**)

Price
Price	3.0	1.7	5.3	3.4
Fuel surcharges	1.2	0.9	1.0	(0.3)
Total price growth	4.2	2.6	6.3	3.1

Volume	0.3	0.5	9.0	1.0
Total organic gross revenue growth	4.5	3.1	15.3	4.1

Acquisitions, net of divestitures	2.7	10.1	2.6	2.4
Total gross revenue growth	7.2	13.2	17.9	6.5

Note:

(**)  Prior period amounts have been adjusted to conform to the current period’s presentation.

The increase in Canadian segment gross revenues is approximately $13,300 Canadian dollars (“C$”).  On a “comparable basis”, prepared as if WSI’s operations were combined with ours in the current and previously comparable quarter, our Canadian segment delivered price growth in every service line, excluding industrial, which was only slightly behind last year’s mark.  The primary headwind to comparative gross revenue growth was lower landfill volumes. Weather conditions in 2011, most notably in March, was the primary cause of the volume decline.  We remain optimistic that we will fully recoup these volumes, which, all else equal, will result in stronger comparative quarterly performances over the balance of the year.  All other service lines delivered solid comparative volume growth, through a combination of both organic and acquisition growth, while industrial volumes were essentially flat.  Rising diesel fuel prices also contributed to the increase in comparable fuel surcharges.

U.S. south segment gross revenue growth, presented on a “comparable basis”, increased approximately $27,600.  U.S. south segment gross revenue growth increased on the back of acquisitions.  Volume growth across all service lines, excluding residential, also contributed to the comparative increase in gross revenues.  Residential volumes were only down marginally on a comparative basis.  Acquisitions pushed comparative pricing marginally lower in our commercial, and landfill and disposal service lines, but stronger volumes more than offset lower contributions from pricing.  Fuel surcharges also contributed to gross revenue growth period over period.

Gross revenues in our U.S. northeast segment increased as well, approximately $5,900.  The increase in U.S. northeast gross revenue growth is largely attributable to our landfill and industrial service lines.  Like Canada, the U.S. northeast segment shared similar comparative weather conditions.  However, higher special and municipal solid waste volumes and higher comparative pricing contributed to landfill revenue growth, while acquisitions supported growth in the industrial service line.  Acquisitions were the primary reasons for higher gross revenues in our commercial service line, partially offset by volume and pricing which fell marginally short of prior year marks.  On a comparative basis, commodity pricing showed continued resilience, while volumes were up slightly but largely unchanged from 2010 levels.  Fuel surcharges were relatively unchanged from the prior year.

Please refer to the Outlook section of this MD&A for additional discussion on economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Three months ended March 31
	2011	2010	Change

Total	$246,805	$151,069	$95,736

Canada	$92,629	$50,295	$42,334
U.S. south	$100,282	$53,067	$47,215
U.S. northeast	$53,894	$47,707	$6,187

The comparative increase in operating expenses is due principally to our mix of business attributable to our acquisition of WSI and other “tuck-in” acquisitions, FX, higher fuel costs and higher overall collected waste volumes in our pre-existing base business.  Acquisitions are the primary reason for higher disposal, labour, vehicle operating and insurance costs, which increased approximately $28,400, $29,100, $22,700 and $2,800, respectively.  Acquisitions also led to higher subcontract costs.  Commodity rebates also contributed to the increase in operating expenses due to higher comparative commodity pricing.  The increase in commodity rebates was most notable in our U.S. northeast and Canadian businesses.  On a sequential basis, however, we realized a 100 basis point improvement in operating expense as a percentage of revenues compared to the fourth quarter of 2010.  In addition, the rising price of fuel and resulting increase in fuel surcharges has also contributed to a higher level of operating expenses relative to revenues quarter over quarter.  As a percentage of reportable revenues, disposal and vehicle operating costs are the primary reasons for this increase which we attribute principally to the composition of revenues we acquired on our acquisition of WSI and other recently completed acquisitions.

Looking at Canada in isolation, the increase in operating expenses as a percentage of reportable revenues is principally attributable to the mix of revenues we acquired from our acquisition of WSI and other “tuck-in” acquisitions.  The mix of revenues acquired on our acquisition of WSI and from other “tuck-in” acquisitions also impacted operating expenses as a percentage of reportable revenues in our U.S. south segment, however, unlike Canada, the impact was favourable.  Our U.S. northeast segment incurred higher comparative trucking and disposal costs due in part to higher comparative volumes.  In addition, an acquisition completed in the first quarter also contributed to the increase in operating costs as a percentage of revenues in the U.S. northeast coupled with higher commodity rebates and higher vehicle operating costs.

SG&A

	Three months ended March 31
	2011	2010	Change

Total	$58,607	$39,791	$18,816

Canada	$15,584	$9,418	$6,166
U.S. south	$16,783	$9,839	$6,944
U.S. northeast	$8,147	$7,754	$393
Corporate	$18,093	$12,780	$5,313

Excluding the impact of FX, approximately $1,500, the comparable increase is the result of higher SG&A expense attributable to our acquisition of WSI and other “tuck-in” acquisitions, coupled with organic growth.  The increase is primarily attributable to salaries, which increased approximately $13,800.  Included in this increase is approximately $4,300 of additional fair value charges for stock options (expressed net of FX).  Facility cost increases also contributed approximately $3,100 to the comparative increase.

Corporate SG&A includes certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions.  Corporate SG&A also includes transaction and related costs and charges for fair value changes to stock options, approximately $300 and $5,300.  While we experienced an increase in corporate salary and office costs resulting from our acquisition of WSI, and higher charges for fair value changes in stock options, we did realize a decline in professional fees due in large part to a reduction in legal fees.  As a percentage of reportable revenues, SG&A expense, expressed on an adjusted basis, is 12.5% (2010 — 14.0%).  Rationalizing personnel and operating locations since our acquisition of WSI, is the primary reason for the comparative improvement.

Restructuring expenses

	Three months ended March 31
	2011	2010	Change

Total	$847	$—	$847

Canada	$—	$—	$—
U.S. south	$—	$—	$—
U.S. northeast	$—	$—	$—
Corporate	$847	$—	$847

Restructuring expenses represent costs incurred to integrate WSI into our pre-existing business.  In 2011, restructuring expenses are comprised of costs to integrate various operating locations, exiting certain office leases and employee severance costs.  Restructuring expenses are classified as corporate expenses and we expect to incur additional restructuring expenses over the balance of this year which we estimate at approximately $1,200.

Amortization

	Three months ended March 31
	2011	2010	Change

Total	$62,819	$39,517	$23,302

Canada	$23,805	$14,397	$9,408
U.S. south	$23,480	$11,607	$11,873
U.S. northeast	$14,763	$13,175	$1,588
Corporate	$771	$338	$433

Higher amortization expense is largely attributable to our acquisition of WSI, which is most prevalent in our Canadian and U.S. south segments.  Other “tuck-in” acquisitions and replacement and growth capital purchases to service existing contracts and organic growth, also contributed to the rise in amortization expense.  Higher FX, approximately $1,300, was a contributing factor to the comparative increase in Canadian segment amortization expense partially offset by fully amortized intangibles.

The increase in corporate amortization expense is due to the acquisition of WSI’s corporate assets.

Net gain on sale of capital assets

	Three months ended March 31
	2011	2010	Change

Total	$(1,423)	$(62)	$(1,361)

Canada	$(98)	$(12)	$(86)
U.S.	$(1,325)	$(50)	$(1,275)
Corporate	$—	$—	$—

We dispose of certain equipment as a matter of normal course.  These dispositions are generally the result of asset retirements.  Normal course disposals were not significant individually or in aggregate.

Interest on long-term debt

	Three months ended March 31
	2011	2010	Change

Total	$16,518	$7,937	$8,581

Interest expense in Canada totaled approximately $5,200 versus approximately $2,800 in the comparative period a year ago.  FX contributed approximately $300 to the increase.

Our U.S. business incurred interest charges of approximately $11,300 compared to approximately $5,100 in the prior year.

The sharp increase in interest expense is due principally to long-term debt drawings we made on our assumption or repayment of WSI’s outstanding debt on the closing of the acquisition.  We attribute approximately $4,000 of the increase to drawings we made to acquire WSI.  In addition, we attribute approximately $2,200 of the increase to market rate adjustments resulting from us entering into our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”) in Canada and our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) in the U.S., which we entered into in connection with our acquisition of WSI.

Excluding financings attributable to the acquisition of WSI and market rate adjustments, higher comparative interest rates also contributed to the increase in interest expense for our U.S and Canadian businesses.  In addition, year-to-date borrowings were also higher due to other “tuck-in” acquisitions which we completed last year and in the first quarter of the current year.

Net foreign exchange (gain) loss

	Three months ended March 31
	2011	2010	Change

Total	$(3)	$30	$(33)

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.  Gains and losses are not attributable to one significant transaction or series of transactions.

Net gain on financial instruments

	Three months ended March 31
	2011	2010	Change

Total	$(1,926)	$(542)	$(1,384)

Financial instrument gains are due principally to fair value changes in certain interest rate swaps resulting from year-to-year movements in interest rates.  Changes in the fair value of funded landfill post-closure costs, fuel hedges and foreign currency exchange hedges account for the balance of the change.  We have not designated certain interest rate swaps, fuel hedges and foreign currency exchange hedges as hedges for accounting purposes.  Accordingly, fair value movements in these arrangements are recorded as gains or losses on financial instruments in our condensed consolidated statement of operations and comprehensive income.

Other expenses

	Three months ended March 31
	2011	2010	Change

Total	$186	$24	$162

Other expenses for the three months ended March 31, 2011 include bonuses incurred to retain certain former WSI executives.  Other expenses also include management bonuses related to certain acquisitions completed in prior years.

Net income tax expense

	Three months ended March 31
	2011	2010	Change

Total	$17,318	$9,543	$7,775

The increase in net income tax expense in our Canadian business is due largely to the acquisition of WSI.  For the three months ended March 31, 2011, net income tax expense was approximately $7,800, representing a comparative increase of approximately $3,600.  A continued strong performance in our pre-existing business, other “tuck-in” acquisitions and the acquisition of WSI combined to increase current income tax expense approximately $4,300 year over year.  The increase in deferred tax recoveries, approximately $700, was due in large part to a decline in the carrying value of intangible and capital assets compared to their tax basis.

The increase in net income tax expense in our U.S. business is due in large part to an increase in deferred income tax expense, approximately $4,300.  Current taxes in the U.S. were down slightly, approximately $100.  Higher income subject to tax, due in part to income contributions from the acquisition of WSI and other “tuck-in” acquisitions, has increased our use of loss carryforwards and is the primary cause of the comparative increase in deferred income tax expense.

Income tax expense at the combined basic rate totaled approximately $14,800.  Withholding taxes on dividends paid between Canada and the U.S., approximately $1,400, and state taxes, approximately $600, are the primary contributors to income tax expense beyond tax at the combined basic rate.  The balance of income tax expense beyond the basic rate is attributable to net revisions to certain tax bases and tax rates.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee

	Three months ended March 31
	2011	2010	Change

Total	$4	$25	$(21)

The net loss from equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed using the consolidation method.

Other Performance Measures - For the three months ended March 31, 2011

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide disclosure similar to that provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.

Free cash flow (B) - cash flow approach

	Three months ended March 31
	2011	2010	Change

Cash generated from operating activities (statement of cash flows)	$54,654	$44,040	$10,614

Operating and investing
Stock option expense	5,344	761	4,583
Acquisition and related costs	315	1,998	(1,683)
Restructuring expenses	847	—	847
Other expenses	186	24	162
Changes in non-cash working capital items	34,633	15,090	19,543
Capital and landfill asset purchases	(25,409)	(20,083)	(5,326)

Financing
Net realized foreign exchange loss	(3)	30	(33)
Free cash flow(B)	$70,567	$41,860	$28,707

Free cash flow (B) — adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. facilities.

	Three months ended March 31
	2011	2010	Change

Adjusted EBITDA(A)	$123,097	$75,941	$47,156

Restricted share expense	174	413	(239)
Capital and landfill asset purchases	(25,409)	(20,083)	(5,326)
Landfill closure and post-closure expenditures	(1,701)	(385)	(1,316)
Landfill closure and post-closure cost accretion expense	1,269	880	389
Interest on long-term debt	(16,518)	(7,937)	(8,581)
Non-cash interest expense	1,353	709	644
Current income tax expense	(11,698)	(7,678)	(4,020)
Free cash flow(B)	$70,567	$41,860	$28,707

Excluding FX, approximately $1,500, free cash flow(B) increased over the comparative period.  The acquisition of WSI contributed to the free cash flow(B) and adjusted EBITDA(A) growth that we enjoyed on a comparative basis. In addition, we also realized improvements to free cash flow(B) and adjusted EBITDA(A) resulting from a combination of organic growth and other “tuck-in” acquisitions.  Higher debt levels resulting principally from our acquisition of WSI and higher interest rates in Canada and the U.S., were a partial offset to adjusted EBITDA(A) improvements.  Higher capital and landfill asset purchases, due in large part to the acquisition of WSI and other “tuck-in” acquisitions, also partially offset adjusted EBITDA(A) growth.  Proportionately, capital and landfill asset purchases were lower than the comparative period due in large part to the timing of spend and contract wins.  Cash taxes increased comparatively, which was most pronounced in our Canadian business.  Cash taxes increased comparatively, which was most pronounced in our Canadian business.  Higher cash taxes in Canada are the result of continuing organic base business growth, coupled with the acquisition of WSI.  WSI’s Canadian operations had no meaningful loss carryforwards to shelter income subject to tax.  Please refer to the Review of Operations — For the three months ended March 31, 2011 section of this MD&A for additional details of the period over period improvements to adjusted EBITDA(A), interest on long-term debt and current income tax expense.  Details of the change in capital and landfill asset purchases are outlined in the section below.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended March 31
	2011	2010	Change

Replacement	$18,042	$11,899	$6,143
Growth	7,367	8,184	(817)
Total	$25,409	$20,083	$5,326

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Excluding the impact of FX, replacement expenditures increased.  The increase is principally attributable to higher vehicle and equipment and landfill asset spending.  A larger comparative base business profile, combined with the timing of spend, are the principal reasons for the increase.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Growth expenditures declined comparatively.  The decline is entirely attributable to lower comparable vehicle purchases resulting from the timing of contract wins in Canada.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2011

Our expected dividend record and payment dates, and payment amounts per share, are as follows:

Expected dividend (payable quarterly)

Expected record date	Expected or actual payment date	Dividend amounts per share - stated in Canadian dollars
March 31, 2011	April 15, 2011	$0.125
June 30, 2011	July 15, 2011	0.125
September 30, 2011	October 14, 2011	0.125
December 31, 2011	January 16, 2012	0.125
Total		$0.500

2010

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual dividend (payable quarterly)

Expected record date	Actual payment date	Dividend amounts per share and PPS equivalent - stated in Canadian dollars (2)
March 31, 2010	April 15, 2010	$0.125
June 30, 2010	July 15, 2010	0.125
September 30, 2010	October 15, 2010	0.125
December 31, 2010	January 14, 2011	0.125
Total		$0.500

Note:

(2)          Participating preferred shares (“PPSs”) issued by IESI Corporation (“IESI”) were exchangeable into common shares of IESI-BFC Ltd. (the “Company”) on a one for one hundred basis.  In this MD&A, reference to “PPS equivalent” refers to the number of shares issuable by the Company upon a PPS exchange.  Dividends per PPS equivalent are expressed on the same basis.  Effective December 31, 2010, all PPSs were exchanged into common shares of the Company.

We expect to fund all of our 2011 dividend payments from free cash flow(B) generated by our Canadian business.  Funding all of the dividends from Canadian cash flows eliminates our foreign currency exchange exposure since the dividends are denominated in Canadian dollars.  We have also designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2011	Q1

Revenues
Canada	$171,920
U.S. south	168,175
U.S. northeast	82,755
Total revenues	$422,850
Net income	$23,098
Net income per weighted average share, basic	$0.19
Net income per weighted average share, diluted	$0.19
Adjusted net income(A)	$28,099
Adjusted net income(A) per weighted average share, basic	$0.23
Adjusted net income(A) per weighted average share, diluted	$0.23

2010	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$181,584	$184,765	$117,697	$100,095	$584,141
U.S. south	158,760	162,342	93,406	87,800	502,308
U.S. northeast	89,535	89,155	88,479	76,147	343,316
Total revenues	$429,879	$436,262	$299,582	$264,042	$1,429,765
Net income	$21,683	$23,941	$19,835	$16,710	$82,169
Net income per weighted average share, basic	$0.18	$0.20	$0.21	$0.18	$0.77
Net income per weighted average share, diluted	$0.18	$0.20	$0.21	$0.18	$0.76
Adjusted net income(A)	$26,818	$32,110	$23,364	$18,684	$100,976
Adjusted net income(A) per weighted average share, basic	$0.22	$0.26	$0.25	$0.20	$0.94
Adjusted net income(A) per weighted average share, diluted	$0.22	$0.26	$0.25	$0.20	$0.94

2009	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$96,473	$94,644	$87,188	$70,983	$349,288
U.S. south	86,882	89,359	83,899	80,047	340,187
U.S. northeast	79,107	84,408	82,613	72,863	318,991
Total revenues	$262,462	$268,411	$253,700	$223,893	$1,008,466
Net income	$9,875	$19,109	$15,105	$9,639	$53,728
Net income per weighted average share, basic	$0.11	$0.20	$0.19	$0.14	$0.64
Net income per weighted average share, diluted	$0.11	$0.20	$0.18	$0.14	$0.63
Adjusted net income(A)	$15,039	$19,848	$14,651	$10,053	$59,591
Adjusted net income(A) per weighted average share, basic	$0.16	$0.21	$0.18	$0.14	$0.71
Adjusted net income(A) per weighted average share, diluted	$0.16	$0.21	$0.18	$0.14	$0.70

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

Revenues

Canadian segment revenues expressed in thousands of Canadian dollars

	Q4	Q3	Q2	Q1	Total

2011				$169,513	$169,513
2010	$184,734	$193,216	$121,066	$104,191	$603,207
2009	$102,942	$104,996	$102,390	$88,396	$398,724

2011 less 2010 revenues				$65,322	$65,322
2010 less 2009 revenues	$81,792	$88,220	$18,676	$15,795	$204,483

Our acquisition of WSI is the primary contributor to the increase in first quarter revenue growth in 2011 and third and fourth quarter revenue growth in 2010.  The balance is due to organic growth and other “tuck-in” acquisitions.  Excluding the contributions to revenue from our acquisition of WSI from the first quarter of 2011 and third and fourth quarters of 2010, comparative revenue gains are principally attributable to stronger overall pricing, volume and contributions from other “tuck-in” acquisitions.  We have also enjoyed stronger comparative commodity pricing.  While we have made strong comparative improvements quarter to quarter, we caution readers that the economic climate continues to be fragile and in some instances unstable, and this instability can impact certain services we offer and the revenues we generate from them.  Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and is applicable to all of our segments.

U.S. south segment

	Q4	Q3	Q2	Q1	Total

2011				$168,175	$168,175
2010	$158,760	$162,342	$93,406	$87,800	$502,308
2009	$86,882	$89,359	$83,899	$80,047	$340,187

2011 less 2010 revenues				$80,375	$80,375
2010 less 2009 revenues	$71,878	$72,983	$9,507	$7,753	$162,121

The acquisition of WSI was the primary contributor to the increase in first quarter revenue growth in 2011 and third and fourth quarter revenue growth in 2010.  Other “tuck-in” acquisitions also contributed to the increase.  On balance, U.S. south segment revenues have generally delivered a stronger performance in each comparable quarter.  In each quarter of 2010, comparative revenue gains are attributable to stronger overall net pricing, higher volume, and contributions from other “tuck-in” acquisitions.  The same is true for 2011, when we exclude the contributions from our acquisition of WSI on July 2, 2010 and Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (collectively “Fred Weber”) which we acquired on December 23, 2010.  Our U.S. south segment is not exposed to commodity prices like our Canadian and U.S. northeast segments.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total

2011				$82,755	$82,755
2010	$89,535	$89,155	$88,479	$76,147	$343,316
2009	$79,107	$84,408	$82,613	$72,863	$318,991

2011 less 2010 revenues				$6,608	$6,608
2010 less 2009 revenues	$10,428	$4,747	$5,866	$3,284	$24,325

Our U.S. northeast segment delivered consecutive quarterly increases in 2010 and in the first quarter of 2011. Commodity pricing played a role in this segments’ comparative 2010 quarterly performance, and pricing gains, particularly from our commercial and industrial revenue streams, also contributed to the comparative growth.  In 2011, commodity pricing showed continued resilience coupled with higher industrial pricing.

Landfill pricing also contributed to the quarterly growth, especially in the first quarter of 2011, while higher recycling volumes were limited to the third quarter of 2010.  As mentioned in our U.S. south segment discussion, our U.S. northeast segment is subject to commodity pricing fluctuations.  We have seen greater economic stability in this segment, but caution that the economy still remains fragile.

Net income

	Q4	Q3	Q2	Q1	Total
2011				$23,098	$23,098
2010	$21,683	$23,941	$19,835	$16,710	$82,169
2009	$9,875	$19,109	$15,105	$9,639	$53,728

2011 less 2010 net income				$6,388	$(59,071)
2010 less 2009 net income	$11,808	$4,832	$4,730	$7,071	$28,441

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restructuring expenses, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments and other non-operating expenses which are not tied to the seasonal nature of our business and fluctuate with other non-operating variables.

Net income for the first quarter of 2011 and for each quarter in 2010 was higher than net income in each comparable period.  Higher operating income was the primary contributor to higher comparative net income which was driven principally by the acquisition of WSI, other “tuck-in” acquisitions and organic growth, partially offset by higher transaction and related costs, restructuring and other expenses.  Our assumption or repayment of WSI’s outstanding debt on the acquisitions closing was the primary contributor to higher first quarter 2011 and higher third and fourth quarter 2010 interest expense which partially offset our stronger revenue and operating income performance in these periods.  Lower debt levels and interest rates in the first and second quarters of 2010 helped contribute to the stronger comparative net income performance.  Higher comparative income tax expense stemming from stronger operating results and the third quarter acquisition of WSI, was a partial offset to the stronger net income performance for each of the comparable periods.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take with regards to certain hedging arrangements.  Additionally, non-recurring items, including transaction and related costs, and restructuring and other expenses, have also impacted net income performance quarter-to-quarter.

Net income per weighted average share, basic and diluted

Net income per weighted average share in the first quarter of 2011, and for each quarter in 2010, was higher or equal to the corresponding comparative quarter.  The principal reasons for this performance is due to organic operating growth, the impact of FX, and our third quarter acquisition of WSI and other “tuck-in” acquisitions.

Financial Condition

(all amounts are in thousands of shares and  U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada - March 31, 2011 (**)	U.S. - March 31, 2011 (**)	Consolidated - March 31, 2011	Canada - December 31, 2010 (**)	U.S. - December 31, 2010 (**)	Consolidated - December 31, 2010

Accounts receivable	$107,079	$90,770	$197,849	$116,790	$90,308	$207,098
Intangibles	$113,906	$154,453	$268,359	$115,661	$156,421	$272,082
Goodwill	$387,773	$707,124	$1,094,897	$378,884	$702,984	$1,081,868
Landfill development
assets	$3,463	$7,056	$10,519	$5,086	$7,088	$12,174
Capital assets	$312,949	$438,073	$751,022	$310,356	$447,931	$758,287
Landfill assets	$241,844	$732,267	$974,111	$236,855	$738,836	$975,691
Working capital deficit
—(current assets less
current liabilities)	$1,355	$(13,130)	$(11,775)	$(9,522)	$(42,615)	$(52,137)

(**) Includes certain corporate assets and liabilities where applicable

Accounts receivable

Change - Consolidated - March 31, 2011 versus December 31, 2010	$(9,249)
Change - Canada - March 31, 2011 versus December 31, 2010	$(9,711)
Change - U.S. - March 31, 2011 versus December 31, 2010	$462

The decrease in accounts receivable is principally attributable to our Canadian segment.  The primary reason for the decrease is due to the timing of receivables collected for residential collection customers.  Lower sequential quarterly landfill volumes also supported the decline in receivables.  With most of the WSI integration behind us, our additional focus on collecting current and aging receivables also contributed to the decline.  Our U.S. segment experienced little change period to period.  Consistent business performance, fewer acquisitions and strong collection practices are the primary reasons for this consistency in our U.S. segment.

Intangibles

Change - Consolidated - March 31, 2011 versus December 31, 2010	$(3,723)
Change - Canada - March 31, 2011 versus December 31, 2010	$(1,755)
Change - U.S. - March 31, 2011 versus December 31, 2010	$(1,968)

The decrease in intangibles is due in large part to normal course amortization, approximately $12,200.  Amortization was partially offset by a “tuck-in” acquisition completed in the first quarter of 2011, approximately $5,800, and FX, approximately $2,700.

Goodwill

Change - Consolidated - March 31, 2011 versus December 31, 2010	$13,029
Change - Canada - March 31, 2011 versus December 31, 2010	$8,889
Change - U.S. - March 31, 2011 versus December 31, 2010	$4,140

The increase in Canadian and U.S. segment goodwill is entirely attributable to FX and a “tuck-in” acquisition completed in the first quarter of 2011, respectively.

Landfill development assets

Change - Consolidated - March 31, 2011 versus December 31, 2010	$(1,655)
Change - Canada - March 31, 2011 versus December 31, 2010	$(1,623)
Change - U.S. - March 31, 2011 versus December 31, 2010	$(32)

In April 2011, our appeal to extend the operating permit for our Calgary landfill to June 30, 2013 was accepted by the Sub Division Appeal Board in the City of Calgary.  At March 31, 2011, certain construction and permitting costs incurred specifically for this site, totaling approximately $2,200, have been reclassified from landfill development assets to landfill assets.  Ongoing landfill development initiatives in Canada and FX on Canadian denominated amounts partially offset the aforementioned decline.  Landfill development assets in Canada are primarily comprised of amounts incurred to site a replacement for our Calgary landfill.

Capital assets

Change - Consolidated - March 31, 2011 versus December 31, 2010	$(7,265)
Change - Canada - March 31, 2011 versus December 31, 2010	$2,593
Change - U.S. - March 31, 2011 versus December 31, 2010	$(9,858)

Capital asset purchases in Canada totaled approximately $8,200.  The balance of the increase is principally attributable to FX, approximately $7,200, and working capital adjustments, partially offset by amortization, approximately $13,400.

The decrease in U.S. segment capital assets is due to amortization, approximately $19,100, outpacing capital asset additions and assets acquired by way of acquisition, approximately $7,700 and $3,800, respectively.  Capital asset additions were principally incurred to support organic growth, landfill equipment, with the balance attributable to the maintenance of our current compliment of assets and infrastructure.  Changes to working capital adjustments and capital asset disposals represent the balance of the change.

Landfill assets

Change - Consolidated - March 31, 2011 versus December 31, 2010	$(1,580)
Change - Canada - March 31, 2011 versus December 31, 2010	$4,989
Change - U.S. - March 31, 2011 versus December 31, 2010	$(6,569)

Landfill asset additions in Canada totaled approximately $3,600.  Additions represent cell or site development principally at our Lachenaie landfill.  FX, approximately $5,500, also contributed to the increase.  The balance of the change is due to amortization, approximately $5,100 (expressed net of amortization attributable to capitalized landfill retirement obligations), and working capital adjustments, partially offset by amounts reclassified from landfill development assets.

In the U.S., amortization, excluding the amortization of capitalized landfill retirement obligations, approximately $10,500, coupled with working capital adjustments, was partially offset by landfill asset additions, approximately $5,900.  Landfill construction at our Seneca Meadows and JED landfill sites are the primary contributors to landfill asset additions in the period.

Working capital deficit

Change - Consolidated - March 31, 2011 versus December 31, 2010	$40,362
Change - Canada - March 31, 2011 versus December 31, 2010	$10,877
Change - U.S. - March 31, 2011 versus December 31, 2010	$29,485

The decline in our Canadian segments working capital deficit is due to the following: lower accrued charges, approximately $9,900, lower income taxes payable, approximately $5,100, lower accounts payable, approximately $3,200, higher prepaid expenses, approximately $2,100 and lower accounts receivable, approximately $9,700.  Lower accrued charges are due to the payment of 2010 bonuses and long-term incentive plan awards in 2011, lower accruals for disposal surcharges are due principally to payments made in the first quarter of 2011, and lower payroll accruals are due to the timing of payment, partially offset by higher stock compensation accruals.  Lower income taxes payable is due to payments made in the first quarter of 2011 exceeding first quarter accruals.  The decline in accounts payable is the result of lower landfill construction accruals and lower amounts owing in respect of capital asset purchases.  Higher prepaid amounts are due to the timing of payment for insurance.  Lower accounts receivable amounts are addressed in detail above.

The decline in our working capital deficit in the U.S. is due in large part to an almost $19,000 decline in accounts payable and accrued charges, coupled with an approximately $6,200 increase in prepaid expenses.  The decrease in accounts payable and accrued charges is due principally to the timing of payment for landfill construction spending, capital asset purchases, the payment of transaction costs, the timing of payroll and related accruals, lower accrued insurance reserves and the payment of 2010 bonuses and long-term incentive plan awards in 2011.  Prepaid expenses increased due to the timing of payment for insurance.

Disclosure of outstanding share capital

	March 31, 2011
	Shares	$

Common shares	120,728	1,863,368
Restricted shares	(67)	(1,127)
Total contributed equity	120,661	1,862,241

	April 28, 2011
	Shares	$

Common shares	120,737	1,863,573
Restricted shares	(67)	(1,127)
Total contributed equity	120,670	1,862,446

Changes to share capital resulting from the Company’s secondary offering

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company agreed to purchase 1,000 common shares from the underwriters in the secondary offering, at the public offering price of $23.50 per share.  The common shares purchased were cancelled and are no longer outstanding.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.  On December 31, 2010, all special shares were cancelled and each PPS was exchanged for common shares of the Company.

Preferred Shares

No preferred shares are outstanding.  Each series of preferred share, when issued, shall have rights, privileges, restrictions and conditions which are determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Non-controlling interest

All PPSs outstanding on December 31, 2010 were exchanged for common shares of the Company.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	March 31, 2011
	Payments due
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt (current and long-term)	$1,287,494	$1,500	$2,793	$1,174,201	$109,000
Interest on long-term debt(3)	219,344	35,554	119,543	6,310	57,937
Landfill closure and post-closure costs, undiscounted	600,898	6,653	26,350	17,625	550,270
Interest rate swaps	11,355	5,641	5,714	—	—
Commodity swaps	174	68	106	—	—
Foreign currency exchange hedges	16,883	16,883	—	—	—
Operating leases	61,747	11,950	20,515	13,987	15,295
Other long-term obligations	21,609	—	—	21,609	—
Total contractual obligations	$2,219,504	$78,249	$175,021	$1,233,732	$732,502

Note:

(3)          Long-term debt attracts interest at both fixed and variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at March 31, 2011.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summary details of our long-term debt facilities at March 31, 2011 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Condensed Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$525,000	$328,000	$54,073	$142,927

U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$1,077,500	$777,000	$144,839	$155,661
Variable rate demand solid waste disposal revenue bonds
(“IRBs”)(4)	$194,000	$109,000	$—	$85,000
Other	$4,293	$4,293	$—	$—

Note:

(4)          IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. facilities)

At March 31, 2011, funded long-term debt to EBITDA is as follows:

	March 31, 2011		December 31, 2010
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.90	3.21	1.91	3.20
Funded debt to EBITDA maximum (5)	3.00	4.00	3.00	4.00

Note:

(5)          Our U.S. long-term debt facility precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.

Canadian facility

On March 31, 2011, advances under our Canadian facility were C$328,000 and total letters of credit amounted to approximately C$54,100.  Available capacity at March 31, 2011, excluding the accordion, was approximately C$142,900 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.9 times.

We increased Canadian facility advances since December 31, 2010 by C$3,000.  Satisfaction of accrued dividends, income taxes payable, and payments on accrued management compensation amounts owing for 2010 are the primary reasons for the increase.  Advances were partially offset by repayments resulting from our application of excess free cash flow(B) to Canadian facility borrowings.

U.S. facility

On March 31, 2011, advances under our U.S. facility were $777,000 and total letters of credit amounted to approximately $144,800.  Available capacity under the facility at Mach 31, 2011, excluding the accordion, was approximately $155,700 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.21 times.

The increase in U.S. facility advances since December 31, 2010 totals $16,000 and is due in part to the purchase of 1,000 shares in the secondary public offering at a cost of $23,500.  We also completed one “tuck-in” acquisition in the quarter for total cash consideration of approximately $12,400.  These amounts were partially offset by debt repayments from excess free cash flow(B).

On April 15, 2011, we received consent from the U.S facility lenders to deliver financial statements of the borrower on or before May 2, 2011, which represents an extension from the requirement to deliver financial statements of the borrow by March 31, 2011.  We are not in default of our U.S. long-term debt facility covenants.

Long-term debt to pro forma adjusted EBITDA(A)

Our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is approximately 2.6 times.

Working capital

Our consolidated working capital position at March 31, 2011 is in a deficit position of approximately $11,800.  It is common for us to operate with a working capital position in deficit.  Our treasury function actively manages the Company’s available working capital with a mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others.  While our working capital position may be in deficit, our ability to generate cash from operations is healthy.  We also view our access to funds available under our credit facilities to be sufficient in the short term to meet our working capital demands.  Please refer to the Outlook section of this MD&A for additional discussion of our longer term liquidity requirements.

Risks and restrictions

A portion of our two revolving credit facilities and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers’ acceptances or LIBOR.  Certain U.S. drawings, $437,000, together with amounts drawn on our Canadian revolving facility, C$328,000, and certain amounts drawn on our IRBs, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $4,370, C$3,280 and $640, change in annualized interest expense, respectively.  A rise or fall in interest expense in our Canadian business has a direct impact on current income tax expense.  Accordingly, a C$3,280 increase in interest expense reduces current income tax expense by approximately C$1,000.  Currently, our U.S. business has losses available for carryforward to shelter income otherwise subject to income tax.  Accordingly, a $4,370 and $640 increase in interest expense will result in a lower deferred income tax expense of approximately $1,800.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our debenture, revolving credit facilities, and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  Failure to comply with the terms included in any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full at or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

Fuel hedges, interest rate swaps and foreign currency contracts

U.S. fuel hedges

Date entered	Notional amount (gallons per month - expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Canadian fuel hedges

Date entered	Notional amount (litres per month - expressed in litres)	Diesel rate paid (expressed in C$’s)	Diesel rate received variable	Effective date	Expiration date

September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012
October 2010	$160,000	1.07%	0.25%	November 2010	July 2014
March 2011	$60,000	1.61%	0.24%	April 2011	July 2014

Foreign exchange currency agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

January 2011	$4,240	$0.9905	April 15, 2011
January 2011	$4,228	$0.9933	July 15, 2011
January 2011	$4,215	$0.9965	October 14, 2011
January 2011	$4,200	$0.9999	January 13, 2012

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity.  Any downgrades in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps (that are required under the terms of our U.S. facility), commodity swaps to hedge a portion of diesel fuel that is consumed in our operations or foreign exchange currency agreements to hedge dividends paid between Canada and the U.S.

The following sets forth the credit ratings that we have received from rating agencies in respect of our Canadian senior secured series B debenture and our U.S. facility

Canadian rating

On July 2, 2010, DBRS confirmed their BBB low rating on our Canadian senior secured series B debenture.

U.S. ratings

Our U.S. facility is rated BB+ stable by S&P and on May 5, 2010 Moody’s Investor Service (“Moody’s”) upgraded our rating from a rating of B1 to Ba2 stable.

Cash flows

		Three months ended March 31
	2011	2010	Change
Cash flows generated from (utilized in):

Operating activities	$54,654	$44,040	$10,614
Investing activities	$(35,721)	$(72,601)	$36,880
Financing activities	$(20,990)	$30,650	$(51,640)

Operating activities

The acquisition of WSI had a significant impact on cash derived from operating activities.  In the quarter, higher operating income, approximately $21,500, was partially offset by higher interest on long-term debt, approximately $8,600 and higher cash taxes, approximately $4,000.  The increases in interest expense and cash taxes are principally attributable to our acquisition of WSI, other “tuck-in” acquisitions and organic growth.

Investing activities

The decline in cash utilized in investing activities is attributable to acquisitions which are approximately $40,100 lower than the comparable period a year ago.  Lower cash utilized to acquire companies, was partially offset by higher capital and landfill spending, approximately $5,300, which is addressed in more detail in the Other Performance Measures — Capital and landfill purchases section of this MD&A.

Financing activities

The increase in cash utilized in financing activities quarter over quarter is approximately $51,600.  The reason for this increase is principally due to lower comparative acquisition activity in the current quarter.

Critical Accounting Estimates

General

Our MD&A uses information from our financial statements prepared in accordance with U.S. GAAP.  In the preparation of our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, related disclosure of contingent assets and liabilities.  On an ongoing basis we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  These areas include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, income taxes, accrued accident claims reserves and other areas of our business that require judgment.  Our estimates are based on historical experience, our observance of trends in particular areas and information or valuations and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources.  Actual amounts could differ significantly from estimated amounts.

We believe that we employ significant estimates in the determination of certain accounting amounts in the areas outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a  material adverse or positive effect on our financial condition and operating performance, all else equal.  Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates.  Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Our cost estimates are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure cost estimates will increase.  Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills operation or its ability to operate as a going concern.

As landfills near the end of their active life, which is the case for our Calgary landfill, any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the period to ultimate spending is more near term compared to our other landfill sites.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but is not available for use.  These amounts are amortized over the period in which the landfill actively accepts waste.  Any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge on landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment  when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood  that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.  We have identified our reporting units as our operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.  With the acquisition of WSI complete in the third quarter of 2010, we added WSI’s Canadian operations to our Canadian segment and WSI’s U.S. operations to our U.S. south segment.

The impairment test is a two step test.  The first test requires us to compare the fair value of our reporting units to their carrying amount.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, we have utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by us.  Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of a more pronounced and prolonged recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

We completed our annual test for impairment on April 30, 2010, at which time we determined that the fair value of our Canadian and U.S. south reporting units substantially exceeded their carrying amounts. At April 30, 2010, the fair value of our U.S. northeast segment exceeded its carrying amount by 12.6%, which was a substantially lower margin of excess compared to our Canadian and the U.S. south segments.  We use the discounted cash flow and the market approach, using the Company’s share price and multiples of revenues less operating expenses and selling, general and administration expense, to establish the fair value of the U.S. northeast reporting unit.  The primary assumptions employed in the discounted cash flow approach include revenue growth of 3.0%; capital and landfill expenditures equal to 9.4% of revenue; revenues less operating expense and selling, general and administration expense margin improvement in the first five years of 0.5% and nil thereafter; no acquisitions are assumed; certain corporate costs are assumed; a tax rate of 40% is applied and a discount rate of 8.03%.  There is significant subjectivity in estimating fair value.  Accordingly, an increase in interest rates, all else equal, would result in an increase in the risk free rate of interest and cause the discount rate to increase resulting in a lower calculation of fair value.  In addition, we have significant operating losses that are available to shelter income that is otherwise subject to tax.  The erosion of these losses resulting from the reporting unit continuing to generate income subject to tax increases cash taxes which results in a reduction of the reporting unit’s fair value.  Finally, a further decline in this segment’s performance due to loss of business or recurring economic weakness could also result in a lower calculation of fair value.  The carrying amount of goodwill allocated to the U.S. northeast segment amounts to approximately $406,100 at March 31, 2011 (December 31, 2010 — $405,900).  A review of conditions existing at March 31, 2011 did not warrant us re-performing our test for goodwill impairment.  We will continue to monitor both economic and financial conditions and re-perform our test for impairment as conditions present themselves.

Income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance.  In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical, and expected, ability to generate income subject to tax.  However, should we be unable to continue generating income subject to tax, deferred tax assets stemming from unutilized loss carryforwards may not be available to us prior to their expiry.  We have historically and will continue to use every effort to ensure that discretionary tax deductions are curtailed in periods where the expiry of loss carryforwards are imminent to maximize our realization of these deferred tax assets.  Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determined the likelihood of realizing these losses as less likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $97,700.  Loss carryforwards available to us from our acquisition of WSI and related specifically to WSI’s U.S. operations are included in this amount.  In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

We recognize accounting expense related to landfill closure and post-closure costs and these accounting expenses are not deductible for tax on a similar basis.  This difference results in a deferred tax asset.  We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site.  We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

Accrued accident claims reserve

In the U.S. we are self-insured for certain general liability, auto liability, and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self insured levels.  We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation and warrants, including a variety of assumptions used in option pricing models; and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For us, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011.  This guidance did not have a significant impact on our financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, FASB issued additional disclosure guidance aimed at addressing the diversity in practice related to pro forma revenue and earnings disclosures for business combinations. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination which are included in reported pro forma revenue and earnings.  For us, this guidance is effective prospectively for business combinations occurring on or after January 1, 2011.  Early adoption is permitted.  This guidance did not have a significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

On January 4, 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining fifty percent ownership interests are held by two trusts.  The brother of our Vice Chairman and Chief Executive Officer serves as a trustee for both trusts.  Our Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company’s Vice Chairman and Chief Executive Officer has no economic interests in the trusts or their underlying assets.  The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rental. Our original investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Investments in which we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  Under the equity method of accounting, we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements.  The amount of the adjustment is included in the determination of the Company’s net income.  In addition, our investment is also increased or decreased to reflect loans and advances, our share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduces the carrying value of our investment.

On December 6, 2010, we received a promissory note from our equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5% per annum, or the rate which is equal to Toronto-Dominion Bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

A company providing transportation services to us is owned by an officer of a subsidiary of BFI Canada Inc.  Total charges of approximately $500 (2010 - $500) were incurred for the three months ended March 31, 2011.  Pricing for these transportation services is billed at fair market value.

The father-in-law of our former Executive Vice President Corporate Development was employed by WSI until his retirement in October 2008.  As partial consideration for his retirement he received C$400 in 2010 and will receive C$100 for each year thereafter until his death.

We lease office space which is owned by the son of one of our directors.  The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for a further five years.  The cost of the lease approximates C$300 annually.  We have sublet this lease for a portion of the annual lease cost.

These transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering additional value to our shareholders.  Management’s objective is continuous improvement, which equates to a focus on revenue growth and effective cost management.  New market entry, existing market densification, and landfill development will be our continued focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of disposed waste.  In addition, we will continue to investigate and review alternative technologies for waste diversion.  Our strengths remain founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows.  We remain committed to actively managing these strengths in the future.

Acquisition of WSI

We believe that the acquisition of WSI has created significant synergies, cash flows and earnings per share accretion, which we believe will enhance short and long-term returns to our shareholders.  We plan to direct the additional cash flow from this acquisition towards funding growth capital, dividend payments, additional accretive strategic acquisitions, debt reduction or common share repurchases.

Strategy

Increase collection density.  We seek to compete in high density, urban markets that provide us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to continue our focus on growing within existing markets that support our market strategy and will pursue growth in new markets that provide similar opportunities.

Optimize asset mix to improve return on capital.  We seek to balance the composition of our assets within our segments and operating areas to effectively implement our asset productivity strategies.  By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  For example, our asset footprint in our northeast segment has a higher proportion of landfill operations than we deem optimal.  Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets in this or adjacent segments.

Generate internal growth.  We seek to leverage our strong market positions and asset profile to drive internal revenue growth.  Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density, we can enhance the internalization and margin profile of our existing operations.  In addition, we intend to apply different pricing strategies, when appropriate, to adequately capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations through to our disposal assets.  Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within our business.  We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to operate these facilities economically.  In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in a market.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) basis before synergies.  Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities.  We have identified a significant acquisition pipeline that meets our strategic criteria.  We believe that our experienced management team, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with a view to eliminating variability in our operating results and cash flows.  However certain services and contracts make it difficult to recover fuel and commodity price variability.  Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

We believe that our revenue growth is closely correlated to both gross domestic product (“GDP”) growth and overall population growth in the segments we serve.  Accordingly, and at a minimum, we expect to realize 2011 revenue growth in Canada which is at least equal to GDP growth.  In addition, we remain committed to the pursuit of volume and organic growth to improve density and productivity, and we will continue to look for pricing growth in the markets we serve.  Further, we will look to maximize landfill tonnages and recover operating cost variances resulting from diesel fuel pricing and other cost variables, and we will continue our growth through strategic “tuck-in” acquisitions.

In the U.S., we expect our U.S. south operations will grow on pace with GDP growth in the U.S.; however we are less optimistic about our growth prospects in the U.S. northeast.  Not unlike our Canadian operations, we will continue to execute our market focused strategies, to influence price, volume, densification and productivity.  We will continue to pass along operating cost variability and continue our growth through strategic acquisition.

The acquisition of WSI will result in a significant change in our consolidated operating results for the first half of, and for the year ended, 2011.

Other

Taxation

In March 2010, the Minister of Finance announced that it intends to allow property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up.  This position requires enactment before we can record the benefit for accounting purposes due to our winding up of the trust in 2009.  The benefit is expected to be in excess of C$3,000.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets and any capital market restrictions could affect our growth through strategic acquisition.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term demands for growth.

Liquidity

Our ability to generate cash from operations is strong.  Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business, steady state, and paying dividends, as currently established by our Board of Directors.  If we do not execute on our strategy to grow through acquisition, we expect that excess cash would initially be applied against long-term debt advances and secondarily to the repurchase of our common shares or the payment of higher dividends.  Executing significant acquisitions will impact our available liquidity and can affect our borrowing rates.  Our corporate development team continues to pursue and execute our strategy of growth through acquisition.  However, it is difficult to ascertain which targets will effectively be acquired and when these acquisitions will have an impact on our liquidity.

In addition, borrowing rates are at historical lows in the U.S. and at comparatively low levels in Canada.  Accordingly, if the economy strengthens, we anticipate that interest rates will rise.  An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the condensed consolidated statement of operations and comprehensive income or loss.  An increase in dividends paid by IESI, or the inability of IESI to return capital, will result in increasing withholding taxes from foreign source income received by the Company.  In addition, in connection with the closing of the WSI acquisition, there were various changes made to our organizational structure in order to complete and structure the transaction.  One such change resulted in our Canadian operations being partially owned by a U.S. holding company within our structure.  Accordingly, dividends paid by the Canadian parent for the ultimate benefit of and distribution by IESI-BFC Ltd. to its shareholders also requires the Canadian parent to pay dividends to the U.S. holding company of a like amount per share.  Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax.

Optimization of tax losses and tax efficiency of structure

Management periodically reviews its organizational structure to promote tax efficiency and to optimize the use of tax losses within the structure.  We expect to incur additional costs in this regard.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill.  On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and resulted in the allocation of a portion of the purchase price to identified intangible assets.  Accordingly, capital, landfill and intangible asset amortization not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisitions. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Winters Bros., and Fred Weber.  Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it unreasonable to derive the exact impact these acquisitions have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  As we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel which we consume to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or non-existent.  To fulfill our objective, we have entered into cash flow hedges specifically tied to various forecasted diesel fuel purchases.

We have also entered into interest rate swaps to mitigate the risk of interest rate fluctuations resulting from variable rate interest charged on borrowings under our U.S. facility.  Accordingly, we have entered into cash flow hedges to fix the rate of interest on a portion of amounts borrowed on our U.S. facility.

We have designated certain commodity and interest rate swaps as cash flow hedges.  The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect.

	Three months ended March 31
	2011	2010

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income, interest rate swaps	$593	$—
Other comprehensive income, commodity swaps	2,814	166
Total other comprehensive income, net of income tax	$3,407	$166

We measure and record any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to net income or loss as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is approximately $4,800 (December 31, 2010 — approximately $1,900).  The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.  We measure and record any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with our obligation to pay interest on our U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is approximately $1,900 (December 31, 2010 — approximately $1,100). However, the actual amount reclassified to net income or loss is dependent on future movements in interest rates.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, FX agreements, and when and as applicable, hedge agreements for old corrugated cardboard (“OCC”).  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as conditions indicate that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk is the fair value of cash and cash equivalents recorded on the condensed consolidated balance sheet, approximately $11,800 (December 31, 2010 — approximately $13,400).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances.  We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on our accounts receivable through the normal course of business.  Our maximum exposure to credit risk is the fair value of accounts receivable recorded on our condensed consolidated balance sheet, approximately $197,800 (December 31, 2010 - $207,100).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.   We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for through an allowance.  When an accounts receivable balance is considered uncollectable, it is written-off against the allowance.  Subsequent recoveries of amounts previously written-off are credited against the allowance and changes to the allowance are recorded in selling, general and administration expense in our condensed consolidated statement of operations and comprehensive income or loss.  Management typically assesses aggregate accounts receivable impairment applying our historical rate of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on our historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to unearned revenue on our condensed consolidated balance sheet.  Accounts receivable considered impaired at March 31, 2011 are not considered significant.

Other receivables

We are subject to credit risk on other receivables.  We enter into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to the financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  Our maximum exposure to credit risk is the carrying amount of other receivables, approximately $1,200 (December 31, 2010 — $1,300). We typically retain ownership of the containers until such time as all payments are received. Ownership of the containers is transferred to the respective city upon full receipt of payment.  We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on our condensed consolidated balance sheet, approximately $9,200 (December 31, 2010 — $8,900).  Management reviews the Company’s exposure to risk from time to time or as conditions indicate that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts.  However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity.  Through our treasury function, we manage liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring our available liquidity through our revolving credit facilities.  The treasury function is also required to ensure that liquidity is made available on the most favourable financial terms and conditions.  Our treasury function reports quarterly our available capacities and covenant compliance to the Audit Committee.  Our treasury function actively manages our liquidity and is in regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is attributable to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management uses its discretion in the determination of where dividend amounts are funded from and looks to fund amounts payable to shareholders from cash flows generated from our Canadian operations.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the three months ended March 31, 2011, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to a U.S. holding company, we entered into four FX hedges in January 2011 to eliminate FX fluctuations on Canadian dollars received by our U.S. holding company.  These FX hedges settled, or settle, in April, July and October 2011 and January 2012.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are our long-term debt facilities.  Although our debenture, a portion of our U.S. revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

Our two revolving credit facilities and a portion of our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts results in either a decrease or increase in our funding obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

We have entered into interest rate swaps as a condition of our U.S. long-term debt facility to fix a portion of our variable rate interest charge on advances and borrowings.  The policies and process for managing these risks are included above in the credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk.  The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury represent the source of the Department of Energy forward index curve and risk-free rate of interest, respectively.

Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  We verify the reasonableness of these quotes using similar quotes from another financial institution at the date financial statements are prepared.  In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information in the determination of fair value.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from a financial institution that trades these contracts.  We verify the reasonableness of these quotes by comparing them to the Bank of Canada noon spot rates, plus a reasonable premium to market.  The four foreign currency exchange agreements outstanding at March 31, 2011 are for the exchange of approximately $4,200 per quarter.  Accordingly, the risk of having a material impact on the determination of fair values through the use of different assumptions and or estimation methods is considered remote.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our condensed consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak worldwide economy generally results in decreases in volumes of waste generated, which decreases our revenues.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the inherent diversity of our customer base and the nature of our service, we haven’t been, nor do we expect to be, severely affected by downturns in the worldwide economy.  While our U.S. northeast operations have been impacted the most by the economic downturn, we believe the worst is behind us and we are seeing a trend to stabilization.  The composition of assets in this segment, as outlined in the Outlook — strategy section of this MD&A, is not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of our collected waste stream and optimize this segments asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements.  Often, we also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could hinder internalization and impair our business strategy.  To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business effectively.  However, a failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our condensed consolidated balance sheet and result in significant impairment charges recorded on our condensed consolidated statement of operations and comprehensive income or loss.  We continue to pursue a replacement landfill site for our Calgary landfill and our appeal to extend the operating permit for our Calgary landfill to June 30, 2013 was accepted by the Sub Division Appeal Board in the City of Calgary in April 2011.  If we are unsuccessful in the replacement of our Calgary landfill site, contributions to income generated from this site will be lost.  While the loss of income is significant, it would in no way hinder our ability to continue operating as a going concern or affect our ability to satisfy debt obligations or dividend payments as currently contemplated.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.

Our long-term debt facilities existing at March 31, 2011 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our debenture, term loan, revolving credit facilities and variable rate demand solid waste disposal revenue bonds contain restrictive covenants that limit the discretion of our management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with the terms of any of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps (that are required under the terms of the U.S. facility), commodity swaps for a portion of diesel fuel that is consumed in our operations or foreign currency exchange agreements.

On July 2, 2010, DBRS confirmed their BBB low rating on our Canadian senior secured series B debenture.  Our U.S. facility is rated BB+ stable by S&P and on May 5, 2010 Moody’s upgraded our rating from a rating of B1 to Ba2 stable.

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of March 31, 2011, we had total indebtedness of approximately $1,287,500.  Our degree of leverage could have important consequences, for example, it may:

•      increase our vulnerability to adverse economic and industry conditions;

•      require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•      limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions;

•      place us at a disadvantage compared to our competitors that have less debt; and

•      limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

We believe our leverage is within our acceptable target range and don’t expect to be encumbered by it.

We may not be able to retain key employees or efficiently manage the larger and broader organization resulting from the merger with WSI, which could adversely affect our operation and financial condition

Our success will depend in part on our ability to retain not only our key employees but those joining us from the acquisition of WSI and successfully managing the broader organization resulting from the combination. We believe that we have good relationships with our management and their teams and offer each the opportunity to share in the success of the Company.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds.  As of December 31, 2010, we had approximately $352,300 of such bonds in place.  Closure bonds are difficult to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history.  We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

We may engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses.  The success of our acquisition strategy will depend, in part, on our ability to:

•          identify suitable businesses to buy;

•          negotiate the purchase of those businesses on acceptable terms;

•          complete the acquisitions within our expected time frame;

•          improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•          respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including high purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered.  At the end of 2008, disruptions in the financial markets impacted our valuation and ability to fund significant acquisitions.  However, in March and June 2009 we successfully raised equity and applied the net proceeds there from to borrowings under our U.S. long-term debt facilities.  With our recent acquisition of WSI, we believe we have good reason to remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future and that the risk of identifying, negotiating and integrating these acquisitions is low.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our condensed consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will serve to reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a significant portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy will continue to place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  At present, we deem the risk of managing our growth to be low.

The acquisition of WSI may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of our shares

We expect that the acquisition of WSI will be accretive to earnings per share, after taking into account transaction costs, within two years from completion of the acquisition.  This expectation is based on estimates that may materially change.  We could also encounter additional transaction and integration related costs or other factors, such as the failure to realize all of the benefits anticipated.  All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the acquisition and cause a decrease in the price of our shares.  Based on transaction and restructuring costs incurred since the closing of the acquisition, we don’t foresee the continuing impact of these costs having a material impact on our operating results.  Additionally, we are recognizing synergies expected from the acquisition at a rate that is at or above our expectations.  Accordingly, we deem the risk of a negative impact on the market price of our shares to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, such contracts may not be maintained or won in the future.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a faster pace than the pace of loss.  Accordingly, our organic growth has historically been positive and we expect this trend to continue.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended December 31, 2010, approximately 57.0% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us.  Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.  We have been successful in maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, the most recent economic slowdown has resulted in us receiving less landfill volumes.  Accordingly, we have directed certain waste volumes collected in Canada to certain landfills in the U.S. northeast to alleviate some of our reliance on third-party volumes.  As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting our reliance on third party volumes.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are concentrated in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. operations are concentrated in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following twelve states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland and Illinois, as well as the District of Columbia.

We derived more than 16.0% of our revenue during 2010 and 21.3% of our revenue for 2009 from services provided in Texas, and more than 18.8% of our revenue during 2010 and 25.3% of our revenue for 2009 from services provided in New York.  With the addition of WSI in July 2010, we also derived more than 8.2% of our revenue from services provided in Florida for the six month period ended December 31, 2010.  Accordingly, economic downturns in Texas, New York, and Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations.  Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry by lowering the volumes of waste handled in our landfills.

Over last couple of years, our business has been hampered by the economic slow down, most notably in the U.S. northeast.  While economic challenges still remain, the current environment is in a much better position, than it was two years ago.  As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting our reliance on third party volumes.

Revenues generated under municipal contracts with New York City represented 3.4% of our consolidated revenues in 2010. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 3.4% of our consolidated revenue in 2010 and 4.3% of our consolidated revenue in 2009 to our municipal contracts with New York City.  On November 1, 2008, two of these contracts were renewed by New York City for three years and included two one-year renewal options at the City’s option.  New York City recently issued bids with respect to these two contracts.  In February 2011 we responded to the bids.  The successful bidder has not yet been identified.  The last of the three contracts was renewed in February 2010 for three years.  Contracts with New York City can be terminated by New York City upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have and will continue to make proposals as requested by the City until the City decides on the final plan and contractors.  If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or would not be renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service.  We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2010, approximately 1,900, or 29.2%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2015 and have terms ranging from three to five years, except for one which has a one-year renewal.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters.  If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through “cooling off” periods, which are often followed by union initiated work stoppages, including strikes.  Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses and reduced operating revenue.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and or impose undue costs on us.  We remain confident that we can continue to successfully negotiate union contracts efficiently and without the contracts being cost prohibitive.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries  and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  We have entered into a series of fuel hedges in both Canada and the U.S. with a view to limiting our exposure to fluctuating diesel fuel prices and to reduce operating cost variability.  While we have been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts or costs incurred to operate our business permit us to pass along increasing diesel fuel costs.  Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited allows us to stay operating cost variability.  We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process for sale certain recyclable materials, such as OCC, paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC with a view to limiting our exposure to fluctuating OCC prices.  We believe our sources of revenues are sufficiently diversified to inherently limit our exposure to commodity price fluctuations that could have a significant impact on our revenues and earnings.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to keep the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our condensed consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in goodwill impairment.  Any such charges could have a material adverse effect on our results of operations.  We have been successful in the development and expansion of our landfills and related projects.  From time to time, we will expense certain capitalized amounts, however these amounts have not historically been significant.  We remain confident that signs of economic stabilization have and are continuing to occur and we don’t foresee any near-term impairment(s) that would result in a significant charge to our operations.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims.  We are not aware, nor do we have any indication, that our insurance coverage is or would be insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.  We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future.  In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  In markets where we are not able to assemble, or have yet to assemble, a vertically integrated suite of assets, we strive to obtain market influence.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem the profitability and growth risk to be low.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

• reducing waste at the source, including recycling and composting;

• prohibiting disposal of certain types of waste at landfills; and

• limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

• requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning,

  composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

• prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at a reduced capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating with a vertically integrated suite of assets allows us to run strategies in each market place, which could include, but is not limited to, strategies to protect or grow market share or operating margins.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future cell closure and landfill closure and post-closure costs may turn out to be significantly different from actual results.  In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such events occur at a landfill certain of our cash expenditures for closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the goodwill associated with the landfill may be subject to impairment testing.  Our management team has a successful track record of realizing expansions we include in our determination of landfill closure and post-closure cost obligations and landfill asset amortization rates.  In addition, any changes to expansion assumptions will generally be recognized over the then remaining life of the landfill site, which would prove to be less severe than if recognized at or towards the end of the sites permitted life.  Many of our landfills are permitted for significant periods of time with assumption of expansion which limits our exposure to changes in landfill expansion estimates.  We don’t perceive this risk to be significant at this time.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We remain diligent in our review of accounting rules and regulation.  We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  While we have prepared our financial statements in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.

Risks and uncertainties related to an investment in shares

Future issuances of shares will be dilutive to existing shareholders

We are authorized to issue an unlimited number of shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors, generally without the approval of shareholders.  Existing shareholders have no pre-emptive rights in connection with such further issues.  Subject to rules of the Toronto and New York stock exchanges requiring shareholder approval, we may make future acquisitions or enter into financings or other transactions involving the issuance of our securities which may be dilutive to existing shareholders.  Sales or issuances of substantial amounts of shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for shares.

Shares are publicly traded, and are subject to various factors that could make share price volatile

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the shares for reasons unrelated to our performance.  The market price of shares may fluctuate based on a number of factors, including our operating performance, the public’s reaction to our press releases, the arrival and departure of key personnel and changes in our guidance.

Payment of dividends is subject to the discretion of the Board of Directors

Dividends paid by us may fluctuate.  The payment of dividends is subject to the discretion of the Board of Directors, and our dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and our execution of our growth strategy, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S. Securities and Exchange Commission than a company incorporated in the U.S.  Accordingly, there may be less information about us than publicly available from a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information.  In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements.  Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses More than 50% of our total assets are located in the U.S.  In order to maintain our current status as a foreign private issuer under U.S. securities laws, a majority of our shares must be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if a majority of our shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition to any such financings.  While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.  In addition, various former WSI employees who held certain responsibilities for compliance with U.S. regulatory authorities have continued with the Company which we believe will limit our exposure to increasing costs.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us

We are organized under the laws of the Province of Ontario, Canada, and certain of our directors and officers are residents of Canada.  Consequently, it may be difficult for U.S. investors to affect services of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act.  Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s board of directors in fulfilling its oversight responsibilities in relation to the following:

•                  the establishment and review of safety, health and environmental policies, standards, accountabilities and programs;

•                  management of the implementation of compliance systems;

•                  monitoring the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•                  receiving audit results and updates from management with respect to health, safety and environmental performance;

•                  reviewing the annual budget for safety, health and environmental operations;

•                  commissioning and reviewing reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•                  matters customarily performed by the committee; and

•                  addressing any additional matters delegated to the committee by the Company’s board of directors.

The committee consists of no less than three directors.  Its members and its Chair will be appointed annually by the board of directors, on the recommendation of the governance and nominating committee.

The board of directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the board of directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•                  to review and recommend to the board of directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•                  to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the board of directors on the status of such matters;

•                  to review such other environmental matters as the committee may consider suitable or the board of directors may specifically direct.

The committee will regularly report to the board of directors on:

•                  compliance with safety, health and environmental policies;

•                  the effectiveness of safety, health and environmental policies; and

•                  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the board of directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function provides the necessary administrative support for documenting management’s intent and maintaining the policies.  Policy owners are identified and referenced in the policy itself and will drive the input to their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The company level policies must meet or exceed the Toronto Stock Exchange (“TSX”) and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or board of directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic and printed formats.  A printed copy of all policies is made available and maintained at each location.  As policies are updated and disseminated, it is the responsibility of each department head and/or field management to maintain the most current policies and communicate them to the employees at their respective location(s).

Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to internal audit.  The internal audit department will review the request and present it to the relevant policy owner for evaluation.  An inventory of existing policies is maintained on our Intranet site and will be referred to when deciding whether to add or change a policy.

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, including carbon or green house gas emissions, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills.  For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended.  If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.  Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us.  The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.  Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste.  Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.  In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  For example the province of Quebec and Manitoba introduced a disposal levy payable to the province for all solid waste disposed of at a landfill.  Accordingly, these levies may discourage the delivery and disposal of solid waste at landfills we operate in these provinces.  While we have been successful in passing these additional levies along to our customers, if additional fees are imposed in these or other jurisdictions in which we operate, and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety.  These requirements can be onerous and require the employer to provide a safe workplace and require that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Our compliance with these regulatory requirements is costly.  We may be required to enhance, supplement or replace equipment and or facilities.  If we are unable to comply with these regulatory requirements, we could be required to close certain facilities.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible.  We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, and provincial gas management legislation in Canada, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution.  If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil or groundwater.  They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater.  Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges.  Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”.  In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment.   The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs and three landfill gas to energy facilities.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

For the three months ended March 31, 2011, there have been no changes to the Company’s internal control over financial reporting that had, or is reasonably likely to have, a material affect on its internal controls over financial reporting.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  We will not be required to comply with IFRS as we have elected to report our continuing financial results in accordance with U.S. GAAP.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this MD&A are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the condensed consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets — proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the condensed consolidated statement of operations and comprehensive income or loss beginning with operating income before restructuring expenses, amortization and net gain or loss on sale of capital assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not being indicative of continuing operations.  A reconciliation between operating income and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented below.

	Three months ended March 31
	2011	2010

Operating income	$55,195	$33,727
Transaction and related costs - SG&A	315	1,998
Fair value movements in stock options - SG&A	5,344	761
Restructuring expenses	847	—
Adjusted operating income	61,701	36,486
Net (gain) or loss on sale of capital assets	(1,423)	(62)
Amortization	62,819	39,517
Adjusted EBITDA	$123,097	$75,941

Net income	$23,098	$16,710
Transaction and related costs - SG&A	315	1,998
Fair value movements in stock options - SG&A	5,344	761
Restructuring expenses	847	—
Net (gain) or loss on financial instruments	(1,926)	(542)
Other expenses	186	24
Net income tax expense or recovery	235	(267)
Adjusted net income	$28,099	$18,684

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance (see page 10).  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared, and is therefore unlikely to be comparable to similar measures used by other companies.  The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this MD&A have the meaning set out in this note.